

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

Tao Xu
Chief Financial Officer
KE Holdings Inc.
Oriental Electronic Technology Building
No. 2 Chuangye Road, Haidian District
Beijing 1000086
People's Republic of China

> **Re: KE Holdings Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 19, 2022**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed April 6, 2021**
> **File No. 001-39436**

Dear Mr. Xu:

We have reviewed your May 19, 2022 response to our comment letter and the Form 20-F filed April 19, 2022 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

Item 3. Key Information, page 4

1. Please revise the first paragraph of this section to disclose that this VIE structure involves unique risks to investors. Please also disclose that investors may never hold equity interests in the Chinese operating company.

2. We note the disclosure on page 4 regarding the percentage of cash, cash equivalents and restricted cash, total assets, and revenues relating to the business operations of the VIE. Please provide balanced disclosure to clarify the potential impact upon your overall business, including the availability of the technology you use in your operations.

3. Please revise the last paragraph on page 6 to clearly disclose whether these risks could result in a material change in your operations.

4. We continue to note disclosures referencing control over the VIE such as on page 4, we "rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs," and "KE Holdings Inc. controls, and receives economic benefits from, the VIEs through the VIE contractual arrangements." However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Please revise.

Permissions Required from the PRC Authorities for our Operations, page 8

5. We note the disclosure that you are not required to obtain permissions or approvals from the CSRS, CAC or any other PRC governmental authorities in connection with the issuance of securities to foreign investors. Please disclose how you reached such a determination (e.g. internal legal analysis, opinion of external counsel or other advisor, etc.) To the extent you are relying upon the opinion of counsel, please name and file their consent.

The Holding Foreign Companies Accountable Act, page 8

6. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Please also disclose whether as a result of the auditor not being able to be inspected by the PCAOB, the company is expected to be, or is, a Commission Identified Issuer and how that will affect your company. Similarly revise the risk factor on page 63.

Summary of Risk Factors, page 22

7. In your summary of risk factors, describe the significant regulatory, liquidity, and enforcement risks <u>with cross-references to the more detailed discussion of these risks in the annual report</u>. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such

securities to significantly decline or be worthless.

Risk Factors, page 24

8. We note the disclosure on page 55 regarding the opinion of your PRC legal counsel that you do not need approval of CSRC under the M&A Rules. Please name counsel and provide their consent.

9. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, please revise the second risk factor on page 55 to acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Enforceability of Civil Liabilities, page 149

10. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the cost and time constraints. Also, please similarly revise the risk factor on page 61.

You may contact Babette Cooper, Staff Accountant at (202) 551 - 3396 or Wilson Lee at (202) 551 - 3468 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction